

Advantage Announces Glacier Gas Plant Expansion Update, Lowering Natural Gas Production & Increasing Liquids Rich Drilling

(TSX: AAV, NYSE: AAV)

Calgary, Alberta, April 19, 2018 – Advantage Oil & Gas Ltd. ("Advantage" or the "Corporation") advises that as previously disclosed in our press release dated March 5, 2018, a production outage was scheduled at our 100% owned Glacier gas plant in April 2018 associated with expanding our plant capacity to 400 mmcf/d and 6,800 bbls/d of liquids. This outage was scheduled to coincide with planned third party pipeline maintenance when AECO natural gas prices were anticipated to be negatively impacted. During plant start-up operations, Advantage experienced an upset in our gas dehydration process that has been fully resolved but required a longer outage than originally scheduled. Additional work is still required to complete the Glacier gas plant expansion project and we expect to have the expanded plant fully commissioned during the second quarter as originally planned.

With our increased focus on liquids rich development and in response to periods of low natural gas prices and netbacks in 2018, Advantage prudently decided to moderate the ramp up of gas production subsequent to the outage and may restrict natural gas production levels from time to time. Advantage will also defer dry gas well completions and re-allocate budgeted capital in support of drilling additional liquids rich wells at Valhalla and in the liquids rich Middle Montney formation at east Glacier during the second half of 2018. This will help preserve gas well productivity for the latter part of 2018 and beyond as lower storage levels and western Canadian basin supply declines could result in strengthening gas prices at which time, Advantage retains significant operational flexibility to immediately increase gas production.

This investment and production strategy is supported by our recent liquids rich drilling successes at Glacier and at our nearby land blocks at Valhalla and Wembley which extended and increased our significant inventory of liquids rich and dry gas drilling locations. Annual average liquids production is expected to grow by approximately 50% year on year to 1,800 bbls/d with a 2018 exit rate of approximately 2,400 bbls/d. Increased drilling on our liquids rich lands will support doubling Advantage's liquids production to 8% or more of total production during the latter part of 2019 and could potentially reach 13% or more in 2020. This program will significantly enhance our cash flow and netbacks.

Guidance Updated

Advantage's second quarter 2018 production is estimated to be within the range of 205 to 215 mmcfe/d, lower than earlier estimates. Total per unit corporate cash costs will be higher during the second quarter at $1.35/mcfe to $1.45/mcfe due to lower production and are expected to decrease to approximately $1.15/mcfe as production is increased during the second half of 2018.

The Corporation's 2018 annual guidance is updated as follows:

		Updated	Previous
Average Annual Production	(mmcfe/d)	240 to 255	255 to 265
	(boe/d)	(40,000 to 42,500)	(42,500 to 44,170)
Annual average liquids production (bbls/d)		1,800	1,900
Exit liquids production (bbls/d)		2,400	2,400
Royalties (%)		3% to 5%	3% to 5%
Operating costs	($/mcfe)	$0.28 to $0.33	$0.25 to $0.29
Transportation costs	($/mcfe)	$0.55 to $0.62	$0.52 to $0.58
Total corporate cash costs ($/mcfe)		$1.10 to $1.30	$1.00 to $1.20
Capital Expenditures		$175 million	$175 million

For further information contact:

Craig Blackwood
Vice President, Finance and Chief Financial Officer
(403) 718-8005

OR

Investor Relations
Toll free: 1-866-393-0393

ADVANTAGE OIL & GAS LTD.
300, 440 - 2nd Avenue SW
Calgary, Alberta T2P 5E9
Phone: (403) 718-8000
Fax: (403) 718-8332
Web Site: www.advantageog.com
E-mail: ir@advantageog.com

Advisory

The information in this press release contains certain forward-looking statements, including within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future intentions or performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "guidance", "demonstrate", "expect", "may", "can", "will", "project", "predict", "potential", "target", "intend", "could", "might", "should", "believe", "would" and similar expressions and include statements relating to, among other things, expected timing of completion of the Glacier gas plant expansion project; potential restriction on natural gas production levels; the deferral of well completions and the re-allocation of capital to drill new wells at Glacier and the timing and anticipated benefits therefrom; the anticipated number of wells to be drilled; the Corporation's expectation that liquids production for 2018 will grow and the 2018 year end exit rate; the impact of increased drilling on the Corporation's total production during the latter part of 2019 and 2020 and the benefits to be derived therefrom; anticipated annual 2018 production and financial guidance; and other matters. Advantage's actual decisions, activities, results, performance or achievement could differ materially from those expressed in, or implied by, such forward-looking statements and accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur or, if any of them do, what benefits that Advantage will derive from them.

These statements involve substantial known and unknown risks and uncertainties, certain of which are beyond Advantage's control, including, but not limited to: changes in general economic, market and business conditions; industry conditions; impact of significant declines in market prices for oil and natural gas; actions by governmental or regulatory authorities including increasing taxes and changes in investment or other regulations; changes in tax laws, royalty regimes and incentive programs relating to the oil and gas industry; Advantage's success at acquisition, exploitation and development of reserves; failure to achieve production targets on timelines anticipated or at all; unexpected drilling results; changes in commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; the occurrence of unexpected events involved in the exploration for, and the operation and development of, oil and gas properties, including hazards such as fire, explosion, blowouts, cratering, and spills, each of which could result in substantial damage to wells, production facilities, other property and the environment or in personal injury; changes or fluctuations in production levels; individual well productivity; lack of available capacity on pipelines; delays in anticipated timing of drilling and completion of wells; delays in completion of the expansion of the Glacier gas plant; delays in gas production from the Glacier gas plant; lack of available capacity on pipelines; individual well productivity; competition from other producers; the lack of availability of qualified personnel or management; credit risk; changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; our ability to comply with current and future environmental or other laws; stock market volatility and market valuations; liabilities inherent in oil and natural gas operations; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; geological, technical, drilling and processing problems and other difficulties in producing petroleum reserves; ability to obtain required approvals of regulatory authorities; and ability to access sufficient capital from internal and external sources. Many of these risks and uncertainties and additional risk factors are described in the Corporation's Annual Information Form dated March 5, 2018 which is available at www.Sedar.com and www.advantageog.com. Readers are also referred to risk factors described in other documents Advantage files with Canadian securities authorities.

With respect to forward-looking statements contained in this press release, Advantage has made assumptions regarding, but not limited to: timing of regulatory approvals, conditions in general economic and financial markets; effects of regulation by governmental agencies; current and future commodity prices and royalty regimes; future exchange rates; royalty rates; future operating costs, cash costs and liquids transportation costs; frac stages per well; lateral lengths per well; well costs; expected annual production growth rate; availability of skilled labor; availability of drilling and related equipment; timing and amount of capital expenditures; the impact of increasing competition; the price of crude oil and natural gas; that the Corporation will have sufficient cash flow, debt or equity sources or other financial resources required to fund its capital and operating expenditures and requirements as needed; that the Corporation's conduct and results of operations will be consistent with its expectations; that the Corporation will have the ability to develop the Corporation's properties in the manner currently contemplated; available pipeline capacity; that the Corporation will be able to complete the expansion and increase capacity at the Glacier gas plant; that Advantage's production will increase; current or, where applicable, proposed assumed industry conditions, laws and regulations will continue in effect or as anticipated; and that the estimates of the Corporation's production and reserves volumes and the assumptions related thereto (including commodity prices and development costs) are accurate in all material respects. Production estimates contained herein are expressed as anticipated average production over the calendar year. In determining anticipated production for the year ended December 31, 2018 Advantage considered historical drilling, completion and production results for prior years and took into account the estimated impact on production of the Corporation's 2018 expected drilling and completion activities.

Management has included the above summary of assumptions and risks related to forward-looking information in order to provide shareholders with a more complete perspective on Advantage's future operations and such information may not be appropriate for other purposes. Advantage's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Advantage will derive there from. Readers are cautioned that the foregoing lists of factors are not exhaustive. These forward-looking statements are made as of the date of this press release and Advantage disclaims any intent or obligation to update publicly any forward-looking statements, whether as a result of new information, future events or results or otherwise, other than as required by applicable securities laws.

This press release and, in particular the information in respect of the Corporation's prospective annual operating costs, transportation costs, total corporate cash costs and capital expenditures may contain future oriented financial information ("**FOFI**") within the meaning of applicable securities laws. The FOFI has been prepared by management to provide an outlook of the Corporation's activities and results and may not be appropriate for other purposes. The FOFI has been prepared based on a number of assumptions, including the assumptions discussed above, and assumptions with respect to the costs and expenditures to be incurred by the Corporation, capital equipment and operating costs, foreign exchange rates, taxation rates for the Corporation, general and administrative expenses and the prices to be paid for the Corporation's production. Management does not have firm commitments for all of the costs, expenditures, prices or other financial assumptions used to prepare the FOFI or assurance that such operating results will be achieved and, accordingly, the complete financial effects of all of those costs, expenditures, prices and operating results are not objectively determinable. The actual results of operations of the Corporation and the resulting financial results may vary from the amounts set forth herein, and such variations may be material. The Corporation and management believe that the FOFI has been prepared on a reasonable basis, reflecting management's best estimates and judgments. However, because this information is highly subjective and subject to numerous risks including the risks discussed above, it should not be relied on as necessarily indicative of future results. FOFI contained in this press release was made as of the date of this press release and the Corporation disclaims any intention or obligations to update or revise any FOFI contained in this press release, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law.

Barrels of oil equivalent (boe) and thousand cubic feet of natural gas equivalent (mcfe) may be misleading, particularly if used in isolation. Boe and mcfe conversion ratios have been calculated using a conversion rate of six thousand cubic feet of natural gas equivalent to one barrel of oil. A boe and mcfe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

The following abbreviations used in this press release have the meanings set forth below.

bbls/d	barrels per day
boe	barrels of oil equivalent of natural gas, on the basis of one barrel of oil or NGLs for six thousand cubic feet of natural gas
boe/d	barrels of oil equivalent per day
mcfe	thousand cubic feet equivalent on the basis of six thousand cubic feet of natural gas for one barrel of oil or NGLs
mmcf/d	million cubic feet per day
mmcfe/d	million cubic feet equivalent per day